Unaudited Interim Consolidated Financial Statements of

RESIN SYSTEMS INC.

For the Three and Nine Month Periods Ended September 30, 2007 and 2006

FS 1

RESIN SYSTEMS INC.

CONSOLIDATED BALANCE SHEETS

(Canadian Dollars)

(Unaudited)

(in $'000's)	September 30, 2007	December 31, 2006
ASSETS
Current assets
Cash and cash equivalents	$14,790	$1,199
Accounts receivable	1,044	985
Inventories	1,287	2,218
Prepaid expenses and deposits (note 8)	3,818	263
	20,939	4,665
Restricted cash and deposits	460	514
Forward currency contract (note 7)	1,559	-
Property, plant and equipment	9,510	10,839
Deferred financing costs (note 3)	-	597
	$32,468	$16,615
LIABILITIES and SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued liabilities	$1,853	$6,951
Other current liabilities	812	540
	2,665	7,491
Convertible debentures	17,113	16,273
Other long-term liabilities	979	1,271
	20,757	25,035

Shareholders' equity
Share capital (note 4)	107,975	73,660
Warrants (note 4)	2,470	1,172
Equity component of convertible debentures	10,258	10,258
Contributed surplus (note 4)	5,625	3,731
Deficit	(114,617)	(97,241)
	11,711	(8,420)
Future operations (note 2)
Commitments and contractual obligations (note 8)
	$32,468	$16,615

See accompanying notes to the consolidated financial statements.

On behalf of the Board:

Signed “ David Williams”

      Signed “ Wilmot Matthews”

Director

Director

FS 2

RESIN SYSTEMS INC.

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

(Canadian Dollars)

(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
(in $'000's)	2007	2006	2007	2006
Product revenue	$102	$2,059	$292	$3,228
Cost of sales	81	2,476	316	3,810
Gross Margin	21	(417)	(24)	(582)

Expenses
Financing charges	1,056	1,028	4,036	3,044
General and administrative	1,740	1,639	7,545	5,619
Manufacturing and product development	1,380	6,625	4,575	16,655
Marketing and business development	361	793	1,685	2,456
Amortization of property, plant and equipment	466	634	1,629	1,725
Restructuring charges (note 5)	6	1,768	180	1,769
	5,009	12,487	19,650	31,268
Loss before undernoted items	(4,988)	(12,904)	(19,674)	(31,850)
Net gain on forward currency contracts (note 7)	1,559	-	1,559	-
Other income	309	89	620	357
Non-controlling interest	-	21	21	21
Net loss	(3,120)	(12,794)	(17,474)	(31,472)
Deficit, beginning of period	(111,497)	(72,508)	(97,241)	(53,830)
Adjustment due to adoption of new accounting pronouncement (note 3)	-	-	98	-
Deficit, end of period	$(114,617)	$(85,302)	$(114,617)	$(85,302)
Basic and diluted loss
per common share	$(0.02)	$(0.14)	$(0.15)	$(0.36)
Basic and diluted weighted average number
of shares outstanding (000's)	132,245	92,387	120,457	88,219

See accompanying notes to the consolidated financial statements.

FS 3

RESIN SYSTEMS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Canadian Dollars)

(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
(in $'000's)	2007	2006	2007	2006
Cash provided by (used in):
Operating:
Net loss	$(3,120)	$(12,794)	$(17,474)	$(31,472)
Items which do not involve cash
Amortization of property, plant and equipment	466	634	1,629	1,725
Financing charges	533	488	2,351	1,412
Net gain on forward currency contracts (note 7)	(1,559)	-	(1,559)	-
Impairment of property, plant and equipment	-	1,474	-	1,474
Amortization of deferred gain on sale property, plant and equipment	(19)	-	(59)	-
Stock based compensation	411	250	3,511	596
Other non-cash items	(2)	(20)	(28)	(79)
Change in non-cash operating working capital	(3,291)	2,230	(7,721)	1,230
	(6,581)	(7,738)	(19,350)	(25,114)
Financing:
Issue of share capital	186	321	29,826	13,686
Issue of promissory notes	-	-	4,889	-
Repayment of promissory notes	-	-	(1,400)	-
Repayment of other long-term liabilities	(31)	54	(53)	(6)
	155	375	33,262	13,680
Investing:
Purchase of property, plant and equipment	(348)	(602)	(557)	(3,259)
Restricted cash and deposits	-	1,036	53	878
Change in non-cash investing working capital	100	(105)	183	(105)
	(248)	329	(321)	(2,486)

Increase (decrease) in cash and cash equivalents	(6,674)	(7,034)	13,591	(13,920)
Cash and cash equivalents, beginning of period	21,464	11,074	1,199	17,960
Cash and cash equivalents, end of period	$14,790	$4,040	$14,790	$4,040

See accompanying notes to the consolidated financial statements.

FS 4

RESIN SYSTEMS INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Nine month period ending September 30, 2007

(Canadian Dollars)

(Unaudited)

(In $’000’s)

1.  Significant accounting policies:

These unaudited interim consolidated financial statements of Resin Systems Inc. (“RS” or the “Company”) have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).  The accounting policies and methods of application are consistent with those outlined in RS’s audited consolidated financial statements for the year ended December 31, 2006, except as to note 3 and the following:

(a)

Restricted share unit plan:

The Company has a restricted share unit plan as described in note 4.  Compensation expense is equal to the fair market value of the shares on the grant date and will be recognized over the vesting period.

(b)

Deferred share unit plan:

The Company has a deferred share unit plan as described in note 4.  Director fees equal to the amount deferred are recorded.  The liability relating to the deferred share units is revalued quarterly based on the market value of the Company’s common shares and the resulting adjustment is recorded in income.

These consolidated financial statements reflect all normal recurring adjustments that are, in the opinion of management, necessary to present fairly the financial position and results of operations for the respective periods.   These consolidated financial statements do not include all disclosures required in the annual financial statements and should be read in conjunction with the consolidated financial statements for the year ended December 31, 2006.

Certain comparative figures have been reclassified to conform to current period presentation.

2.  Future operations:

These consolidated financial statements have been prepared on a going concern basis in accordance with Canadian GAAP, which assumes RS will realize its assets and discharge its liabilities and commitments in the normal course of business.  The application of the going concern concept is dependent upon the ability of RS to generate profitable operations and raise additional capital to support its ongoing development and operating activities.  In the nine-month period ending September 30, 2007, RS reported a net loss of $17,474.  Further, RS had positive working capital of $18,274 and a deficit of $114,617.

These financial statements do not reflect any adjustments that would be required should RS be unable to continue as a going concern and therefore, be required to realize its assets and discharge its liabilities outside the normal course of business.

There can be no assurance that management’s plans will be successful as such plans are contingent upon successful re-commissioning and efficient operation by the Company’s manufacturing partner and continued market acceptance of RS’s products.

FS 5

RESIN SYSTEMS INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Nine month period ending September 30, 2007

(Canadian Dollars)

(Unaudited)

(In $’000’s)

3.

Adoption of new accounting pronouncement:

On January 1, 2007, the Company adopted the new accounting pronouncement, “Financial Instruments – Recognition and Measurement, Section 3855”.  As a result, the Company no longer deferred financing costs separately on its balance sheet and instead records all security issuance costs as a reduction of the related security.  The effective interest method is then utilized to accrete the security’s carrying value back to its face amount. The resultant impact of this change was a reduction in deferred financing costs of $597, a reduction in the convertible debenture of $499 and a reduction in deficit of $98.  The adoption of this new pronouncement has been accounted for retroactively without restatement.

This section also stipulates that the derivative financial instruments are recorded as financial assets or liabilities at fair value, including those derivatives that are embedded in financial or non-financial contracts that are not closely related to the host contracts.  In accordance with the new standards, the Company has accounted for foreign currency embedded derivatives, resulting in a gain of $1,559 for the period ending September 30, 2007.  Note 7 provides additional details on the Company’s contracts.

The new standard regarding hedges “Hedges – Section 3865” specifies the circumstances under which hedge accounting is permissible and how hedge accounting may be performed. The Company does not have any hedges.

As per “Comprehensive Income - Section 1530”, unrealized gains and losses on financial instruments that are held as available-for-sale and changes in the fair value of cash flow hedging instruments are recorded in comprehensive income, net of tax, until recognized in earnings. As of September 30, 2007, the Company does not have any comprehensive income.

Two new Canadian accounting standards have been issued which, starting January 1, 2008, will require additional disclosure in the Company’s financial statements about the Company’s financial instruments as well as its capital and how it is managed.

  The Canadian Institute of Chartered Accountants issued new accounting standards for measurement and disclosure requirements for inventories, which are applicable for fiscal years beginning on or after January 1, 2008.  The Company does not expect any significant effect on its financial statements due to the application of these standards.

FS 6

RESIN SYSTEMS INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Nine month period ending September 30, 2007

(Canadian Dollars)

(Unaudited)

(In $’000’s)

4.  Shareholders’ equity:

(a)  Authorized and issued share capital:

Share capital and warrant activity for the nine months ended September 30, 2007 was as follows:

	Common Shares		Warrants
	Number	Amount	Number	Amount
Balance, December 31, 2006 (in 000’s)	96,100	$ 73,660	3,389	$ 1,172
Warrants issued (1)	-	-	3,125	705
Issued for cash, net of issuance costs(2)	35,000	33,177	-	-
Broker warrants attributed to share issue costs(2)	-	(593)	1,400	593
Stock options exercised	417	429	-	-
Restricted share units issued	824	1,302	-	-
Balance, September 30, 2007	132,341	$ 107,975	7,914	$ 2,470

(1)

In January, RS completed a private placement of 5,000,000 units for net proceeds of $4,889.  Each unit consisted of $1 principal amount of unsecured promissory note (“Promissory Note”) and one-half common share purchase warrants expiring
July 14, 2008.  The purchase warrants have an exercise price of $1.00 per share and were recorded at a fair value of $544 as calculated using the Black-Scholes pricing model.

A further 625,000 common share purchase warrants were granted to brokers expiring
July 14, 2008.  The warrants have an exercise price of $0.86 per common share and were recorded at a fair value of $161 as calculated using the Black-Scholes pricing model.

(2)   In March, RS completed a private placement of 31,339,000 common shares for net proceeds of $29,516.  Pursuant to the right of holders of Promissory Notes to participate in RS’s subsequent equity financing, an additional 3,661,000 common shares were issued on the surrender of $3,600 in principal amount of Promissory Notes and $61 in related accrued interest.

A further 1,400,000 common share purchase warrants were granted to brokers expiring
March 31, 2008.  The warrants have an exercise price of $1.00 and were recorded at a fair value of $593 as calculated using the Black-Scholes pricing model.

FS 7

RESIN SYSTEMS INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Nine month period ending September 30, 2007

(Canadian Dollars)

(Unaudited)

(In $’000’s)

(b) Warrants:

The following table summarizes information about the warrants outstanding as of

September 30, 2007 (in 000’s):

Price	Outstanding	Expiry
$1.70	169	November 6,2007
$1.85	280	December 28, 2007
$2.25	140	December 28, 2007
$2.25	2,800	December 28, 2007
$1.00	1,400	March 31, 2008
$0.86	625	July 14, 2008
$1.00	2,500	July 14, 2008
Balance, September 30, 2007	7,914

4.  Shareholders’ equity (continued):

(c) Stock based compensation:

During the first nine months of 2007 RS established, following shareholder approval, new stock option and restricted share unit plans, and entered into executive employment agreements with the chief executive officer and the chief financial officer.  These agreements provide the terms and conditions of employment for these executives, including base and incentive compensation, severance pay in the event of termination without just cause, modified vesting of certain unvested stock options and the one-time issuance of certain stock options and restricted share units.

As a result, 3,000,000 new options were issued to officers vesting over up to 3 years, 1,000,000 previously unvested options were changed to vest immediately and 824,000 restricted share units were granted which vested immediately.

In the first nine months of 2007, RS recorded $3,511 (2006 - $596) of stock-based compensation expense to employees and non-employees.  Included in the stock-based compensation expense for 2007 is $137 related to deferred share units and $3,328 as a result of the executive agreements, of which $1,302 related to restricted share units and $2,026 related to stock options.

(d) Stock options – outstanding options (in 000’s):

	Number of	Weighted average
Options held by employees	share options	exercise price
Outstanding, December 31, 2006	3,843	$ 1.26
Granted	3,120	1.41
Forfeited	(527)	1.90
Exercised	(130)	0.49
Outstanding, September 30, 2007	6,306	$1.30

FS 8

RESIN SYSTEMS INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Nine month period ending September 30, 2007

(Canadian Dollars)

(Unaudited)

(In $’000’s)

Options held by non-employees	Number of share options	Weighted average exercise price
Outstanding, December 31, 2006	1,856	$1.08
Forfeited	(600)	1.27
Exercised	(287)	0.65
Outstanding, September 30, 2007	969	1.10

The following table summarizes information about the stock options outstanding as at

September 30, 2007:

Price range	Outstanding	Years	Exercisable
$0.55 – 0.80	823	0.17 – 2.22	823
0.81 – 1.20	2,393	0.27 – 4.51	2,248
1.21 – 1.45	2,665	3.88 – 4.69	119
1.46 – 2.40	1,394	2.92 – 4.72	119
$0.55 – 2.40	7,275	0.17 – 4.72	3,309

4.  Shareholders’ equity (continued):

(e)

Restricted shares

Under the Company’s restricted share unit plan, the Company has granted 824,000 restricted share units, vesting immediately, to employees of the Company.  The units granted resulted in non-cash compensation expense of $1,302, valued at the stock price on the grant date.

(f)

Deferred Share Unit Plan

Under the Company’s deferred share unit plan, directors have the option to defer their annual fees.  Currently, all directors have elected to be compensated under the deferred share unit plan.  Annual fees are converted to deferred share units, each of which has a value equal to the value of one common share.  On retirement from the Board, the director receives payment of their deferred share units in cash.  The liability for deferred share units is included in other current liabilities.  Year to date, 106,014 deferred share units have been granted resulting in a liability of $137.  In the quarter, 29,014 deferred units were granted resulting in a liability at grant of $38, valued at the volume weighted average price at September 30, 2007.

(g) Contributed surplus:

The following table reconciles the Company’s contributed surplus for the period:

Balance, December 31, 2006	$ 3,731
Stock-based compensation - stock options	2,072
Stock options exercised	(178)
Balance, September 30, 2007	$ 5,625

FS 9

RESIN SYSTEMS INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Nine month period ending September 30, 2007

(Canadian Dollars)

(Unaudited)

(In $’000’s)

5.

Restructuring charges:

In the third quarter of 2006, the Company announced the decision to close its Edmonton facilities and consolidate all activities in Calgary.  Additionally, in the period from December 2006 through February 2007, the Company shut down RStandard™ production at its Calgary plant.  The Company incurred resulting restructuring charges in the amount of $2,682 for the year-ended December 31, 2006 and an additional $180 during the period ended September 30, 2007.

6.  Segmented information:

RS’s activities comprise of one operating segment being the development, manufacturing and sales of composite products. The Company evaluates performance as one entity.  RS’s year to date revenue includes sales to customers located in the United States of $266 (2006 - $714) in Asia of $nil (2006 - $241) and all other sales attributed to customers located in Canada.

The following table represents revenues by product categories:

	Three months ended		Nine months ended
Product	September 30, 2007	September 30, 2006	September 30, 2007	September 30, 2006
Utility Poles	$ 31	$ 2,059	$ 221	$ 3,102
RStandard Roller Tube	$ 65	-	$ 65	-
Other Products	$ 6	-	$ 6	$ 126
	$ 102	$ 2,059	$ 292	$ 3,228

7.

Forward Currency Contracts

During the period, the Company signed a definitive agreement with Global Composite Manufacturing, Inc. (“Global”), which included fixed U.S. dollar prices for the purchase of RStandard poles manufactured by Global and the sale of raw material to Global. Section 3855 – Financial Instruments – Recognition and Measurement requires that the Company revalue the embedded foreign currency component of this contract based on forward foreign currency exchange rates at each period end. The fair value calculated using notional quantities per the agreement, management estimates and third party information resulted in an unrealized forward currency gain of $1,559 for the quarter.  The fair value of the forward currency contracts will be determined quarterly resulting in a foreign exchange gain or loss recorded which will be dependent on the variability of forward exchange rates over the period.

FS 10

RESIN SYSTEMS INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Nine month period ending September 30, 2007

(Canadian Dollars)

(Unaudited)

(In $’000’s)

8.  Commitments and contractual obligations:

In August 2007, the Company entered into a definitive agreement with Global, a corporation operating in Tilbury, Ontario. This agreement provides the framework whereby Global is responsible to move, upgrade and re-commission the existing RStandard utility pole manufacturing equipment as well as related additions for use in Global’s production of RStandard utility poles under license from the Company. The Company will provide a limited recourse guarantee to Global’s bank of between $4,000 and $6,000. The guarantee by the Company will be collateralized with the RStandard utility pole manufacturing equipment and related additions, and the guarantee would be called upon if Global fails to perform under its obligations to its bank.  To date, the Company has guaranteed $500.

Under this agreement, RS leased its existing two production cells with a net book value of approximately $6,300 to Global for a term of up to 10 years.  Global, through its own resources, has relocated and continues to upgrade the equipment.  RS will continue to own the equipment and all related technology.

Additionally, the Company advanced to Global the sum of $3,500 representing a prepayment for future product to be manufactured and delivered by Global to RS.  Such prepayment is recorded in prepaid expenses and deposits at September 30, 2007.

FS 11